September 12, 2005
Via EDGAR
United States Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation Form 10-K for Fiscal Year Ended December 31, 2004 File No. 0-49762
Dear Mr. Rosenberg:
We have received your letter dated August 30, 2005 that includes your comments about our Annual Report on Form 10-K as of December 31, 2004. We appreciate your comments and have attached our response as Exhibit 1 to this letter. If possible, we would like to implement these changes in the Annual Report on Form 10-K as of December 31, 2005.
Triple-S Management acknowledges that: the Corporation is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
If you have any comments please do not hesitate to communicate with me at (787) 749-4949. My fax number is (787) 749-4091.
Sincerely,
/s/ Ramón M. Ruiz-Comas

Ramón M. Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
Exhibit 13.1 — Annual Report
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 16
Comment 1
It appears your discussion does not include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood those materially different amounts would be reported under different conditions or using different assumptions. Please tell us in a disclosure-type format the uncertainties in applying these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future in order to evaluate your disclosure.
In its Annual Report on Form 10-K as of December 31, 2004, the Corporation disclosed three critical accounting policies: claim liabilities, impairment of investments and allowance for doubtful receivables.
Claim Liabilities
Consolidated claim liabilities amounted to $279.3 million as of December 31, 2004; of that total $127.3 million are related to unreported losses and $14.7 million are related to unpaid loss-adjustment expenses, both amounts are based on estimates. The remaining balance corresponds to claims processed and incomplete. Management continually evaluates the potential for changes in its claim liabilities estimates, both positive and negative, and uses the results of these evaluations both to adjust recorded claim liabilities and to adjust underwriting criteria. The Corporation’s profitability depends in large part on accurately predicting and effectively managing the amount of claims incurred, particularly those of the health insurance segments and the losses arising from the property and casualty insurance segment. Management regularly reviews its premiums and benefits structure to reflect the Corporation’s underlying claims experience and revised actuarial data; however, several factors could adversely affect the Corporation’s underwriting income. Some of these factors are beyond management control and could adversely affect its ability to accurately predict and effectively control claims incurred. Examples of such factors include changes in health practices, economic conditions, change in utilization trends, healthcare costs, the advent of natural disasters, and malpractice litigation. Costs in excess of those anticipated could have a material adverse effect on the Corporation’s results of operations.
The Corporation recognizes claim liabilities as follows:
Health Insurance segments
At December 31, 2004, claim liabilities for the Health Insurance segments amounted to $168.9 million and represented 61% of the total consolidated claim liabilities and 27% of the total consolidated liabilities.
Liabilities for unreported losses are determined employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be adequate under moderately adverse circumstances. The segment determines the amount of the liability for unreported losses by following a detailed actuarial process that entails using both historical claim payment

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
patterns as well as emerging medical cost trends to project a best estimate of claim liabilities. Under this process, historical data of paid claims is formatted into claim triangles which compare claim incurred dates to the dates of claim payments. This information is analyzed to create “completion (or development) factors” that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the total expected claims incurred.
The majority of claims unpaid are related to the most recent incurred months. Since the percentage of claims paid for claims incurred in those months is generally very low, the completion factor methodology is less reliable for such months. Therefore, historical completion and payment patterns are applied to incurred and paid claims for the most recent twelve months and each prior twelve month period. Incurred claims for the most recent twelve months are also projected by estimating the claims expense for those months based on recent claims expense levels and health care trend levels, or “trend factors”.
Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by the actuaries based on their knowledge and their estimate of emerging impacts to benefit costs and payment speed. Circumstances to be considered in developing our best estimate of reserves include changes in utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, regulatory and legislative requirements, claim processing patterns and claim submission patterns. A comparison of prior period liabilities to re-estimated claim liabilities based on subsequent claims development is also considered in making the liability determination. In the actuarial process, the methods and assumptions are not changed as reserves are recalculated, but rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability. To the extent appropriate, changes in such development are recorded as a change to current period benefit expense. The re-estimates or recasts are done monthly for the previous four calendar quarters.
Management regularly reviews its assumptions regarding the claim liabilities and makes adjustments to claims incurred when necessary. If it is determined that management’s assumptions regarding cost trends and utilization are significantly different than actual results, our statement of earnings and financial position could be impacted in future periods. Changes of prior year estimates may result in an increase in claims incurred or a reduction of claims incurred in the period the change is made. Further, due to the considerable variability of health care costs, adjustments to claims liabilities occur each quarter and are sometimes significant as compared to the net income recorded in that quarter. Prior year development of claim liabilities is recognized immediately upon the actuary’s judgment that a portion of the prior year liability is no longer needed or that an additional liability should have been accrued.
As described above, the completion factors and trend factors can have a significant impact on the claim liabilities. The following example provides the estimated impact to our December 31, 2004 claim liabilities assuming hypothetical changes in the completion and trend factors:

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
(dollar amounts in millions)

Completion Factor [1]		Claims Trend Factor [2]
(Decrease) Increase		(Decrease) Increase
in Completion	In Unpaid Claim	in Claims Trend	In Unpaid Claim
Factor	Liabilities	Factor	Liabilities

-0.6% -0.4% -0.2% 0.2% 0.4% 0.6%	$6.7 4.4 2.2 (2.2) (4.4) (6.7)	-0.6% -0.4% -0.2% 2.0% 0.4% 0.6%	$5.4 3.6 1.8 (1.8) (3.6) (5.4)

1	Assumes (decrease) increase in the completion factors for the most recent twelve months.

2	Assumes (decrease) increase in the claims trend factors for the most recent twelve months.
The segments reserving practice is to consistently recognize the actuarial best estimate as the ultimate liability for claims within a level of confidence required by actuarial standards. Thus, only when the release of a prior year reserve is not offset with the same level of conservatism in estimating the current year reserve, will the redundancy create a net reduction in current benefit expense. The opposite is true for any claim liabilities shortfalls. Management believes that the methodology in determining the best estimate for claim liabilities at each reporting date has been consistently applied.
Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any year end are continually reviewed and re-estimated as information regarding actual claims payments, or run-out, becomes known. This information is compared to the originally established year end liability. Negative amounts reported for incurred claims related to prior years result from claims being settled for amounts less than originally estimated. The reverse is true of reserve shortfalls. Medical claim liabilities are usually described as having a “short tail”, which means that they are generally paid within several months of the member receiving service from the provider. Accordingly, the majority, or approximately 95%, of any redundancy or shortfall relates to claims incurred in the previous calendar year-end, with the remaining 5% related to claims incurred prior to the previous calendar year-end. Two major events have affected the segments claim payment patterns — a slowdown in claims submissions from providers due to HIPAA coding changes that occurred during the later half of 2003 and the effect of tropical storm Jeanne, which limited access to providers during the months of September and October 2004. The first event affects historical completion factors while the second event changed utilization trends.
The following table shows the variance between the segments’ total incurred claims as reported and the incurred claims for such years had it been determined retrospectively (computed as the difference between “Incurred claims related to current period insured events” for the year shown and the “Incurred claims related to prior period insured events” for the immediately following year). This table shows that the segments’ estimates of this liability have approximated the actual development.

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1

(dollar amount in millions)	2003	2002

Total incurred claims:
As reported	$1,026.0	1,032.2
On a retrospective basis	1,030.0	1,018.7

Variance	$(4.0)	13.5

Variance to total incurred claims as reported	-0.4%	1.3%

Management expects that substantially all of the development of the 2004 estimate of medical claims payable will be known during 2005 and that the variance of the total incurred claims a retrospective basis when compared to reported incurred claims will be similar to the prior year.
Property and Casualty Insurance segment
At December 31, 2004, claim liabilities for the Property and Casualty Insurance segment amounted to $89.6 million and represented 32% of the total consolidated claim liabilities and 14% of the total consolidated liabilities.
Estimating the ultimate cost of claims and loss-adjustment expenses of this segment is an uncertain and complex process. This estimation process is based largely on the assumption that past developments, with appropriate adjustments due to known or unexpected changes, are a reasonable base in which to predict future events and trends, and involves a variety of actuarial techniques that analyze current experience, trends and other relevant factors. Property and casualty insurance claim liabilities are categorized and tracked by “line of business”, such as commercial multi-peril package business, property, auto physical damage, auto liability, general liability and medical malpractice. Medical malpractice policies are written on a claims-made basis. Policies written on a claims-made basis require that claims be reported during the policy period. Other lines of business are written on an occurrence basis.
Individual case estimates for reported claims are established by a claims adjuster and are changed as new information becomes available during the course of handling the claim. Our property and casualty business, other than medical malpractice, is primarily short-tailed business, where losses (e.g. paid losses and case reserves) generally emerge (i.e. are reported) quickly.
Claim reserve reviews are generally conducted on a quarterly basis, in light of continually updated information, and include participation of our independent actuaries. Our actuaries review reserves for both current and prior accident years using current claims data. These reviews incorporate a variety of actuarial methods, judgments, and analysis. For each line of business, a variety of actuarial methods are used, with the final selections of ultimate losses that are appropriate for each line of business selected based on the current circumstances affecting that line of business. These selections incorporate input from claims personnel, underwriting and operating management of reported loss cost trends and other factors that could affect the reserve estimates.
Key assumptions are based on the consideration that past emergence of paid losses and case reserves is credible and likely indicative of future emergence and ultimate losses. A key assumption is the expected loss ratio for the current accident year. This expected loss ratio is generally determined through a review of the loss ratios of prior accident years and expected changes to earned pricing, loss costs, mix of business, and other factors that are expected to impact the loss ratio for the current accident year. Another key assumption is the development patterns for paid and reported losses (also referred to as the loss emergence and settlement patterns). The reserves for unreported claims for each year are determined after reviewing the indications produced by each actuarial projection method, which, in turn, rely on the expected paid and reported development patterns and the expected loss ratio for that year.

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
At December 31, 2004, the actuarial reserve range determined by the actuaries was from $82.7 million to $93.6 million. Management reviews the results of the reserve estimates in order to determine any appropriate adjustments in the recording of reserves. Adjustments to reserve estimates are made after management’s consideration of numerous factors, including but not limited to, the magnitude of the difference between the actuarial indication and the recorded reserves, improvement or deterioration of actuarial indications in the period, the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular line of business. In general, changes are made more quickly to more mature accident years and less volatile lines of business. Varying the net expected loss ratio by +/-1% for the segment’s three most significant lines of business (commercial multi-peril, medical malpractice and auto liability) for the six most recent accident years, will increase/decrease the claims incurred by approximately $2.2 million.
Impairment of Investments
Impairment of an investment exists if a decline in the estimated fair value below the amortized cost of the security is deemed to be other than temporary. An impairment review of securities to determine if an impairment exists is subjective and requires a high degree of judgment. Management regularly reviews each investment security for impairment based on criteria that include the extent to which cost exceeds estimated fair value, general market conditions (like changes in interest rates), the Corporation’s ability and intent to hold the security until recovery in estimated fair value, the duration of the estimated fair value decline and the financial condition and specific prospects for the issuer. Management regularly performs market research and monitors market conditions to evaluate impairment risk. A decline in the estimated fair value of any available for sale or held to maturity security below cost, which is deemed to be other than temporary, results in a reduction of the carrying amount to its fair value. The impairment is charged to operations when that determination is made and a new cost basis for the security is established.
During the year 2002, the Corporation recognized an other than temporary impairment on one of its available for sale securities amounting to $311 thousand. No other than temporary impairment was recognized during the years 2004 and 2003. Of the total amount of investments in securities of $677.1 million, $159.0 million, or 23%, are classified as trading securities, and thus are recorded at fair value with changes estimated fair value recognized in the statement of operations. The difference of $518.1 million classified as either available for sale or held to maturity. The available for sale and held to maturity portfolios are made up of high-quality investments. Of the total amount of securities available-for-sale and held-to-maturity, $449.9 million, or 87%, are securities in U.S. Treasury securities, obligations of the Commonwealth of Puerto Rico, mortgage backed and collateralized mortgage obligations that are U.S. agency-backed, and obligations of U.S. and P.R. government instrumentalities. Thus, the remaining $68.2 million are from corporate fixed and equity securities. Gross unrealized losses as of December 31, 2004 of the available for sale and held to maturity portfolios amounted to $2.2 million.
The impairment analysis as of December 31, 2004 indicated that none of the securities whose carrying amount exceeded its estimated fair value were other than temporarily impaired as of that date; however, several factors are beyond management’s control, such as the following: financial condition of the issuer, movement of interest rates, specific situations within corporations, among others. Over time, the economic and market environment may provide additional insight regarding the estimated fair value of certain securities, which could change management’s judgment regarding impairment. This could result in realized losses related to other than temporary declines being charged against future income. Considering the quality of the securities in the investment portfolio, the amount of unrealized losses within the available-for-sale and held-to-maturity portfolios, and past experience, management believes that, even when difficult to determine, the amount of possible future impairments in the next year should not be material.
The Corporation’s fixed maturity securities are sensitive to interest rate fluctuations, which impact the fair value of individual securities. The Corporation’s equity securities are sensitive to equity price risks, for which potential losses could arise from adverse changes in the value of equity securities. We have evaluated the impact on the fixed maturity portfolio’s fair value as of December 31, 2004 considering an immediate 100 basis change in interest rates.

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
A 100 basis point increase in interest rates would result in an approximate decrease in estimated fair value of $20.2 million. A 100 basis point decrease in interest rates would result in an approximate increase in estimated fair value of $13.4 million. An immediate decrease of 10% in the market value of equity securities as of December 31, 2004, arising from market movement, would result in an estimated fair value decrease of $8.7 million. Alternatively, an immediate increase in the market value of equity securities on the same date, attributable to the same factor, would result in a fair value increase of $8.7 million.
A detail of the gross unrealized losses on investment securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004 and 2003 is included in note 3 to the consolidated financial statements. Additional information on the sensitivity of the Corporation’s investments is included in Part II, Item 7A of this Annual Report on Form 10-K, “Quantitative and Qualitative Disclosures About Market Risk”.
Allowance for Doubtful Receivables
The Corporation estimates the amount of uncollectible receivables in each period and establishes an allowance for doubtful receivables. The allowance for doubtful receivables amounted to $11.2 million and $9.0 million as of December 31, 2004 and 2003, respectively. The amount of the allowance is based on the age of unpaid accounts, information about the customer’s creditworthiness and other relevant information. The estimates of uncollectible accounts are revised each period, and changes are recorded in the period they become known. In determining the allowance the Corporation uses predetermined percentages applied to aged account balances. These percentages are based on the Corporation’s collection experience and are periodically evaluated. A significant change in the level of uncollectible accounts would have a material effect on the Corporation’s results of operations.
In addition to premium related receivables, the Corporation evaluates the risk in the realization of other accounts receivable, including balances due from third parties related to overpayment of medical claims and rebates, among others. These amounts are individually analyzed and the allowance determined based on the specific collectivity assessment and circumstances of each individual case.
The Corporation considers this allowance adequate to cover potential losses that may result from its inability to subsequently collect the amounts reported as accounts receivable. Notwithstanding, such estimates may be significantly affected in the event that unforeseen economic conditions adversely impact the ability of third parties to fulfill their responsibility to the Corporation and fully repay the amounts due.
Comment 2
Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management’s Discussion and Analysis. Your disclosure regarding claim liabilities does not appear to include an adequate explanation of the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Accordingly, please provide us the following information in a disclosure-type format for each of your lines of business:
•	Tell us the reserves as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•	Tell us the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented in the best estimate of incurred losses.

•	Provide more precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Link this discussion to liquidity and capital resources.

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
The Corporation currently has three insurance subsidiaries: Triple-S, Inc. (TSI), a health insurance company; Seguros Triple-S, Inc. (STS), a property and casualty insurance company; and Seguros de Vida Triple-S, Inc. (SVTS), a life and disability insurance company. The operations of these insurance subsidiaries are in turn segregated in four operating segments: Health Insurance — Commercial Program, Health Insurance — Reform Program, Property and Casualty Insurance and Life and Disability Insurance. Both Health Insurance segments are within TSI. Of these four operating segments only three (both Health Insurance segments and the Property and Casualty Insurance segment) are considered reportable segments in accordance with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Due to the fact that the Life and Disability Insurance segment is not a reportable segment and to the fact that the claim liabilities of this segment only represent 7% of the total claim liabilities as of December 31, 2004, we will limit our response to this comment to both Health Insurance segments and to the Property and Casualty Insurance segment.
First bullet point
The detail of the claim liabilities as of December 31, 2004 by subsidiary is as follows:

	TSI	STS	SVTS	Consolidated

Claims processed and incomplete, and future policy benefits	$75,972	44,980	16,330	137,282
Unreported losses	89,751	33,115	4,458	127,324
Unpaid loss adjustment expenses	3,187	11,532	—	14,719

TOTAL CLAIM LIABILITIES	$168,910	89,627	20,788	279,325

Health Insurance segments
Second bullet point
Please refer to our response to comment 1 section “Claim Liabilities — Health Insurance segments” (paragraph 7).
Third bullet point
Health care trends are monitored monthly in conjunction with the claim reserve analysis. Additional in-depth analysis is done periodically or as needed. Based on these analyses, rating trends are adjusted to anticipate future changes in health care cost or utilization. Thus, the segments incorporate those trends as part of the development of premium rates to keep premium rating trends in line with claims trends. In general, management’s policy has been to use conservative rating trends trying to avoid negative impacts to capital from changes in health care cost or utilization. In the event these segments experience an unexpected increase in health care cost or utilization trends, the Corporation has the following options to cover claim payments:
•	The Corporation has available short-term borrowing facilities that from time to time address differences between cash receipts and disbursements. These short-term borrowing facilities are mostly in the form of securities sold under repurchase agreements and amount to $227.5 million as of December 31, 2004.

•	The Corporation has the ability to increase premium rates throughout the year in the monthly renewal process, when renegotiating the premiums for the following contract year of each group as they become due. The Corporation considers the actual claims trend of each group when determining the premium rates for the following contract year.

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
Property and Casualty Insurance segment
Second bullet point
Please refer to our response to comment 1 section “Claim Liabilities — Property and Casualty Insurance segments” (paragraph 6).
Third bullet point
Management knows of no particular trend in claim frequency and severity.
Comment 3
It appears that you have significantly revised your estimates of loss reserves recorded in prior years. We noted that total reserve releases in 2003 and 2002 represented approximately 62% and 36% of net income in each year and that reserve strengthening in first six months of 2005 resulted in a net loss for this period. Please provide us with the following information in a disclosure-type format by line of business:
•	Identify the years to which the change in estimate relates and the amount of the related loss reserve as of the beginning of the year that was re-estimated. Explain to us and quantify offsetting changes in estimates that increase and decrease loss reserves.

•	Identify the changes in key assumptions you made to estimate the reserve since the last reporting date.

•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

•	Discuss significant emerging trends in claim frequency and severity (e.g. number of claims incurred, average settlement amounts) and any other trends, necessary to understand the change in estimate. Explain the rationale for a change is estimate that does not correlate with these trends.
In each of the three years ended December 31, 2004 over 70% of the consolidated incurred claims related to prior period insured events is attributable to both Health Insurance segments. Due to this we will limit our response to this comment to only the Health Insurance segments.
First bullet point
Medical claim liabilities are usually described as having a “short tail”, which means that they are generally paid within several months of the member receiving service from the provider. Of the incurred claims related to prior period insured events in the 2004 disclosure of the health insurance segments, approximately 95% is related to claims incurred in the year 2003; the remaining 5% is related to claims incurred in years 2002 and prior. In addition, please see our response to comment 1 section “Claim Liabilities — Health Insurance segments” for a table showing the variance between the segments’ incurred as reported and as re-estimated.
Second and third bullet points
Management did not change key assumptions in the estimate of the reserves since the last reporting date. In the actuarial process, the methods and assumptions are not changed as reserves are recalculated, but rather the availability of additional paid claims information drives the changes in the re-estimate of the unpaid claim liability. The re-estimates or recasts are done monthly for the previous four calendar quarters. In average, about 75% of the

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
claims are paid within the first quarter following incurrence date and about 10% are paid during the second quarter, for a total of 86% paid during the first six months following the incurrence date. This is the principal information used to re-evaluate reserve estimates with a high degree of accuracy.
Fourth bullet point
We recognize a change in the estimate of reserves as soon as the re-estimate performed by our actuaries presents an amount that is different from the original estimate. Please refer to our response to the second and third bullet points of this comment for a detail of the timing of claims paid in relation to incurrence date.
Fifth bullet point
Management has not noted any significant emerging trends in claims frequency and severity, other than those situations discussed in our response to comment 1 section “Claim Liabilities — Health Insurance segments” and the normal fluctuation in utilization trends from year to year.
Consolidated Financial Statements — Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies — Revenue Recognition, page 31
Comment 4
Your revenues under self-funded arrangements appear to include policyholder deposits for funding claims as well as stop loss premiums and fees for service. Please tell us the nature of revenues recognized under these arrangements, summarize premiums by funding option for each period presented (i.e. fully insured to self-funded) and refer us to the technical guidance upon which you base your revenue accounting for these arrangements.
Self-funded arrangements are those where the Corporation provides group health administration services to certain groups. In these arrangements the Corporation is not at risk but only handles the administration of the insurance coverage for an administrative fee. For these arrangements the Corporation pays claims from its own bank accounts, and subsequently receives reimbursement from the self-funded groups. In addition, some of these self-funded groups purchase aggregate and/or specific stop-loss coverage to cap for a year its aggregate liability or the liability on any one episode. Premiums for the stop-loss coverage are actuarially determined based on the experience of each group. The detail by funding option of the amount of revenues attributable to self-funded arrangements for the years ended December 31, 2004, 2003 and 2002, is as follows:

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1

(dollar amounts in thousands)	2004	2003	2002

Self-funded:
Reimbursement for claims incurred	$166,971	148,859	137,802
Administrative fees	13,245	12,155	11,628

	180,216	161,014	149,430

Fully insured:
Stop-loss premiums	1,436	1,234	1,161
Organ transplant premiums	1,100	927	903

	2,536	2,161	2,064

Subtotal	182,752	163,175	151,494
Less consolidating journal entry	1,050	887	810

Total	$181,702	162,288	150,684

Revenues recorded under the self-funded arrangements (i.e. reimbursement for claims incurred) are recognized based on the incurred claims for the period. Administrative fees are recorded under the self-funded arrangement as earned in accordance with SAB No. 104. The method for recognizing revenue under the self funded arrangements is in agreement with SFAS No. 60, Accounting and Reporting by Insurance Enterprises, which states that premiums are to be recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.
The fully insured portion of the arrangements is recorded as earned over the period of the contract in proportion to the coverage provided, which is in agreement with the requirements of SFAS No. 60.
Note 9. Federal Employees’ Health Benefits Program, page 55
Comment 5
Your disclosure appears to indicate that FEHBP operates like a fee-for-service contract under which you bear no insurance risk. We note that you recognized contributions of $108.1 million and underwriting expenses of $107.6 million in 2004 under this program, including contributions from a special OPM account that ensures that the FEHBP operations do not produce an excess or deficiency of revenue or expenses. Please clarify the nature of revenues recognized under this program and refer us to the technical guidance upon which you based your accounting.
TSI entered into a contract with the U.S. Office of Personnel Management (OPM) to provide a comprehensive medical plan to federal employees in Puerto Rico. That contract establishes how the program will pay premiums. In general, it establishes three sources of revenues: premium income based on rates determined each year, transfers from special account, and interest income. Revenues are recognized as follows:
1.	Billed premiums earned — Premium rates are determined annually by TSI and approved by OPM. The FEHBP is financed through a negotiated contribution made by the federal government and employee payroll deductions. The Corporation recognizes premiums earned following SFAS No. 60, Accounting and Reporting by Insurance Enterprises: we account for billed premiums as earned ratably over the period of the contract with OPM.
2.	Transfer from special account — As stated in the note to the consolidated financial statements, the operations of the FEHBP do not result in any excess or deficiency of revenue or expense as this program has a special account available to compensate any excess or deficiency on its operations to the benefit or detriment of the federal government. In accordance with the contract with OPM, the cumulative excess of

Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-49762
Exhibit 1
the FEHBP earned income over health benefit charges and expenses represents a restricted fund balance denoted as the special reserve. Upon termination of the contract and satisfaction of all the FEHBP’s obligations, any unused remainder of the special reserve would revert to the Federal Employees Health Benefits Fund. In the event that the contract terminates and the special reserve is not sufficient to meet the FEHBP’s obligations, the FEHBP’s OPM contingency reserve will be used to meet such obligations. If the contingency reserve is not sufficient to meet such obligations, the Corporation is at risk for the amount not covered by the contingency reserve. Since, as stated above, the program cannot present any excess or deficiency, any transfer to/from the special account to cover an excess or deficiency in the operations is recorded as an increment/reduction to premiums earned when earned. This line item, transfer from special account, is the one used to transfer the current year’s results of operations into the special reserve.

3.	Interest income — As required by accounting standards interest income on all fixed income securities is accrued and credited to interest income as it is earned.
All of the FEHBP revenues, except for the transfer from special account, are recorded in accordance with applicable accounting standards. The accounting for the transfer from special account is done in accordance with the provisions established in the contract with OPM.